Photonics Corporation
                          420 E FM 3040, Suite 118-216
                             Lewisville, Texas 75067
                                 (972) 745-3020
                               (972) 745-8880 fax

May 3, 2005

Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Coleman
450 Fifth Street, N. W.
Washington, D. C. 20549

Re: Photonics Corporation, Form 10-K for fiscal year ended December 31, 2004 CIK File No. 000-22514

Dear Ms. Coleman:

Please allow this letter to serve as our response to your letter dated April 29, 2005 in regards to the above mentioned company.

     1) The Independent Auditor's Report has been amended to reflect the signature line and the City and State. (Please see report attached to this letter).
     2) The Independent Auditor's Report has been amended to reflect the consideration in regards to PCAOB Auditing Standard No. 1. (Please see report attached to this letter).

The omissions may have resulted during the "Edgarizing" process and were not picked-up during review, admittedly an inadvertent oversight on the Company's part. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States. We respectfully submit that the omissions, while regrettable, were not a material misstatement of any financial or other data and request that we be allowed to amend the filing.

Regards,


Mark Lindberg
President, Photonics Corporation

             Report of Independent Registered Public Accounting Firm

Board of Directors
Photonics Corporation and Subsidiaries
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Photonics Corporation and subsidiaries (a development stage company), as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2004 and 2003 and for the period August 19, 1999 (inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company's management.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Photonics Corporation and subsidiaries, as of December 31, 2004 and 2003, and the results of their operations and cash flows for the above referenced periods in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1, the Company entered into a merger transaction during 2000 that was accounted for as a reverse merger with the Company being the acquired entity for financial reporting purposes. As a result, the accompanying consolidated financial statements have been restated to present the financial position and operating results of the acquiring entity for financial reporting purposes.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As also discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubts about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Turner, Stone & Company
Turner, Stone & Company
Certified Public Accountants
Dallas, Texas
January 10, 2005